Aurora Cannabis Completes Acquisition of Anandia Laboratories

Creates Cannabis Industry's Leading Science Operation;
to Deliver Improved Efficiencies and Higher Margin Products and Services

TSX: ACB

EDMONTON, Aug. 14, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that its acquisition of Anandia Laboratories Inc. ("Anandia") is now complete. The previously announced arrangement, under the provisions of the Business Corporations Act (British Columbia), means that among other things, Aurora has now acquired all of the issued and outstanding shares of Anandia in an all-share transaction (the "Transaction").

Anandia is a world-leading cannabis-focused science company, specialized in genomics, metabolite profiling, plant breeding, disease characterization, and cultivar certification, as well as providing testing services to producers and patient-cultivators.

Dr. Jonathan Page, co-founder of Anandia, is a globally renowned cannabis scientist, whose 37 peer-reviewed publications include key studies on cannabinoid and terpene biosynthesis. He previously led the Canadian team of scientists who were first to publish the cannabis genome sequence. As a result, Anandia now holds intellectual property with significant commercial value that can be applied towards highly specialized and customized cultivar and product development. Dr. Page is also an accomplished inventor with 8 issued patents or patent applications, and a frequent lecturer on cannabis science at international conferences.

The acquisition of Anandia represents a critical piece of Aurora's vertical integration strategy – to create a company that captures margin along the entire cannabis industry value chain, enhances cultivation yields to improve financial performance, develops industry-leading intellectual property, and builds a broad portfolio of high value-added products.

In addition to providing strong competitive advantages to Aurora, Anandia provides access to several new revenue streams, delivering services to licensed cannabis producers, such as:

•	Tissue culture archiving and propagation with services to provide off-site back-up to secure crucial genetics and provide disease-free material
•

Genetic testing including plant genotyping to "fingerprint" valuable cultivars and sex ID assays, which provide early genetic screening capability to help growers prevent crops from developing seeds and breeders choose parental material

•	Predictive chemotype profiling where chemical analysis is used to predict the cannabinoid and terpene profiles of a cultivar at an early stage.

Anandia is the Canadian leader in independent third-party testing and was awarded "Top Testing Lab" at the 2017 Lift Canadian Cannabis Awards. The Company has developed the most stringent testing protocols to assess that the cannabis produced for the Canadian medical system is free from contaminants such as pesticides and microbes. Anandia issues a simplified certificate of analysis for each batch tested that confirms the credibility and safety of cannabis produced for medical markets. Aurora, for its part, pioneered the establishment of these certificates, and their online publication. Anandia will continue to offer these services to the wider LP community, both for medical cannabis and cannabis produced for the adult consumer use market.

With a view to enhancing its capacity and broadening its research capabilities, Anandia is currently in the process of developing a unique, purpose-built Cannabis Innovation Centre on Vancouver Island which will include expansion to a new laboratory in Vancouver. Strategically located minutes away from a major regional airport, the 22,500 square foot greenhouse facility in Comox, BC, designed by Aurora Larssen Projects Inc., and associated 10,000 square foot laboratory, will house one of the main sites of Aurora's cannabis breeding and genetics program. The site has already obtained municipal zoning approval for cannabis production and processing, and has the option to expand to 100,000+ square feet.

Management Commentary

"This transaction will enable us to develop new, customized cultivars for specific applications, creating high-margin products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at our facilities" said Terry Booth, CEO of Aurora. "For years, Jon and his team have been on the cutting-edge of plant-based developments in the cannabis industry, and this acquisition will now allow us to leverage our deep repository of data on the efficacy of cannabis-based therapies. We are incredibly excited to have closed this transformative transaction, and look forward working with Jon and his team on delivering major innovations throughout the value chain."

Jonathan Page, CEO of Anandia, added, "Aurora and Anandia share a thirst for innovation and passion for science. The cultures of the two companies are well-suited, with long-standing relationships across the science and production areas, which will allow for a straightforward integration of the two companies. We look forward to working with the impressive science teams throughout the Aurora organization and leading together in the developing applications of this amazing plant for medical and adult consumer use purposes. Cannabis 2.0 is on its way."

Transaction Details

Pursuant to the terms of the arrangement agreement, the Company has issued, post-closing of the acquisition, 12,716,482 shares and 6,358,210 warrants. In accordance with the terms of the Transaction, upon the achievement of future milestones, Aurora will pay an additional $10 million by way of the issuance of additional shares and warrants.

Canadian License

Additionally, pursuant to the Company's announcement on July 11, 2018, the Company completed its acquisition of certain Canadian license rights in relation to pre-roll technology, and issued 756,348 shares of the Company to CannaRoyalty Corp.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter or Instagram

About Anandia

Anandia has been established to provide the science, technical innovations and services that underpin the global cannabis industry. Anandia provides industry-leading analytical testing services including potency, pesticides, microbes and terpenes to Licensed Producers and patients. In addition, the Company uses modern plant breeding approaches to develop next generation cannabis varieties.

Anandia holds a Dealer's Licence by Health Canada pursuant to the provisions of the Controlled Drugs and Substances Act and the Narcotic Control Regulations. The Dealer's Licence permits Anandia to analyze and extract cannabis, as well as cultivate cannabis for breeding purposes.

Anandia has achieved important recognition in various national and international publications, as well as received the accolade of Top Testing Lab at the 2017 Lift Canadian Cannabis Awards.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-AUG-18